Caledonia Mining Corporation

 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Strategy Update: Blanket Mine Expects To Increase Gold Production By 90%

January 9, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) provides an update on its strategic objective to increase gold production from current NI 43-101 compliant resources at the Blanket Mine in Zimbabwe (“Blanket”) to approximately 76,000 ounces of gold per annum (oz pa) by 2016, a 90% increase on Blanket’s targeted gold production for 2013 of approximately 40,000oz.

As a fully indigenised entity, Blanket can now develop and implement its long term growth strategy. Blanket’s newly re-constituted Board of Directors, which includes representatives of the Indigenous Zimbabwean shareholders, has approved a budget for 2013 and strategic plan which covers the period 2013 to 2017.

Highlights

·	Blanket’s highly efficient metallurgical plant has considerable surplus capacity: Blanket can process substantial volumes of additional ore with only a modest investment required to upgrade the existing crushing and milling circuits;

·	Development of the existing ore resources above and below the current lowest mining level (750m) at Blanket has started and is planned to produce an additional 36,000oz pa of gold by 2016:

o	12,000oz pa planned to start in Q1 2014 from further development at the Blanket mine above the 750 m level;
o	24,000oz pa planned to start in Q4 2015 from the No. 6 Winze Project below the 750m level;
o	The above results in a combined 90% increase to 76,000oz pa from Blanket’s targeted 2013 gold production of approximately 40,000oz;

·	Increased production is also expected to come from the first three of Blanket’s portfolio of 18 satellite properties which are expected to commence production in Q4 of 2013. The eventual rate of production from these properties will be determined by the success of on-going exploration and mining development work. Production from these properties has not been included in the 76,000oz gold target as the resources are undefined at present;

·	Blanket’s total capital investment between 2013 and 2017 is anticipated to be approximately US$37 million:

o	Funded entirely from Blanket’s internal cash flows;
o	Modest initial investments and early cash flows will enhance Blanket’s financial performance; and

·	Subject to achieving successful exploration results at Blanket below 750m and the sequential development of Blanket’s remaining satellite properties a longer term potential exists for further increases in gold production.

Surplus Plant Capacity

Since Caledonia purchased Blanket in early 2006, it has ensured, with an eye to the future, that all the numerous plant upgrades it has designed and installed at Blanket, have resulted, not only in a highly efficient operation, but also in substantial surplus capacity in its hoisting and carbon-in-leach (“CIL”) circuit.  Blanket’s current gold production of approximately 40,000oz pa equates to throughput of 1,000 tonnes per day (“tpd”).  Blanket currently has hoisting capacity of 3,000tpd and CIL circuit capacity of 3,500tpd.  Blanket’s crushing capacity will be increased to 3,000tpd after minor amendments to the crushing circuits; the existing milling capacity of 1,460tpd will be increased to 2,900tpd following the budgeted investment of $850,000 on new rod mills.  Accordingly, Blanket will be able to process a substantial amount of additional compatible ore following the planned increases in the capacity of the crushing and milling circuits.

Caledonia has two approaches to accessing additional ore:

(i)	exploration and subsequent development at Blanket's satellite properties, and
(ii)	down-dip exploration and development at the Blanket Mine.

Work has already commenced on development projects at Blanket which are expected to progressively give rise to increased annual gold production of 36,000oz pa.  The first increase in gold production is expected in early 2014, and the targeted 36,000oz increase is expected to be achieved in 2016.

Additional gold production will also spread Blanket’s fixed costs over more ounces of gold and could mitigate some of the anticipated increased production costs.  The most recent quarter ended September 30th 2012 reported cash costs of $508/oz, the lowest level yet recorded at Blanket.

Increase in Production Funded by Internal Cash Flows

The proposed increase in production at Blanket and the exploration and pre-production development of the first three satellite projects will require a capital investment of approximately $4.7 million in addition to the normal planned capital expenditures required to sustain operations at Blanket.  The total budgeted and projected sustaining and development capital investment at Blanket from 2013 to 2017 will be approximately $37 million, all of which is expected to be funded from Blanket’s internal cash flows.  Subject to the strategic plan projections, including future ore production, the price of gold and operating costs, and the company's ability to adhere to the implementation timeline, both Blanket and Caledonia expect to continue to pay dividends throughout this period.

Two Part Growth Strategy Comprising:

1.

Exploration and Development at Satellite Properties

Blanket holds 18 licenced satellite exploration properties, the furthest of which is 42 km from Blanket’s plant, on which there has been some small-scale historic gold mining activity.  Any ore mined from the satellite properties will be crushed and transported to Blanket for processing in Blanket’s metallurgical plant.

Three satellite properties, GG, Mascot and Eagle Vulture, are currently undergoing exploration and underground development work.

  GG: This project is 7 km from Blanket, connected by an existing un-paved road, and was previously a small, shallow, open-pit operation.  In 2012, work startedon sinking a shaft to 120m which will be used for underground exploration, development and production.  The shaft has currently been sunk to a depth of 60m and work has commenced on excavating the first development level at 60m below surface.  Further stations will be cut at the 90m and 120m levels.  In the process of sinking the shaft, gold mineralization has been intersected between 40 and 60 metres below surface with grab-sample gold grades of between 3.5g/t and 6.0g/t.  Budgeted pre-production investment at GG for 2013 is about $422,000;

  Mascot:  This project is 42 km from Blanket, mostly connected by a paved road, and was previously mined down to 300m below surface.  Drilling undertaken by Blanket indicated the existence of two mineralised zones 50 to 70 metres on either side of the mined out area with gold grades of between 3.5g/t to 4.6g/t.  The existing shaft at Mascot has now been re-accessed down to 180m below surface and has been found to be in good condition.  Development work will commence towards the two identified mineralised zones.  Budgeted pre-production investment at Mascot for 2013 is $366,000;

  Eagle Vulture: This project is 40km from Blanket, mostly connected by a paved road, and was previously mined down to 70m below surface.  Surface exploration work undertaken by Blanket indicated the existence of two extensive, un-mined mineralised zones on either side of the old mine working zone.  Development has commenced towards the identified mineralised zones. Budgeted and projected pre-production investment at Eagle Vulture is $702,000.

GG and Mascot are expected to commence production in Q4 2013 whilst production at Eagle Venture is anticipated to commence in early 2015.  The eventual production rate from GG, Mascot and Eagle Vulture and their life-of-mine will be determined once exploration and development work and metallurgical test-work on the mined mineralization has been completed and a resource base has been identified.

Two further satellite properties have been identified for near-term development:  Abercorn, which is approximately 20km from Blanket, and Sabiwa, which is adjacent to Blanket but is not connected to Blanket’s underground infrastructure. The combined budgeted investment at Sabiwa and Abercorn in 2013 is $1,269,000; further investment of $4.5 million is projected for the four years 2014 to 2017.  No guidance as to future production levels from Sabiwa and Abercorn can be provided until exploration work has been completed.

2.

Exploration and Development at Blanket

Exploration and development at Blanket is focused on the following projects:

  No.6 Winze Project: The deepening of the No. 6 Winze to the 1,080m level will allow more rapid access to the Blanket ore body below the 750m level.  The pre-production investment in this project is estimated to be US$3.0 million.  Work on this project has commenced.  Production is expected to start in Q4 2015 and progressively increase to approximately 600tpd, which will give rise to incremental gold production of approximately 24,000oz pa.  This production will be in addition to the target production from other areas of Blanket mine of 1,200 tpd (or approx. 48,000oz gold per annum) following completion of the extensions of the 510-Level and 630-Level Haulages;

  510 and 630-Level Haulages: These projects will open up new mining areas on known resources at AR South and Lima and will allow a 200tpd increase in ore production commencing in Q1 of 2014 increasing to 300tpd in 2015 and should result in gold production of approximately 8,000oz in 2014 and a further 4,000oz in 2015; and

  750-Level Haulage: This project will connect the No. 4 Shaft with the known ore bodies at Eroica and Lima on 22-Level (750m below surface) and will provide access for mining at Eroica and Lima between 630m and 750m below surface.  Cross-cuts from the 750 Level Haulage will provide platforms for further exploration of the existing ore bodies above and below 750m.  It is envisaged that the 750-Level Haulage and related exploration will be completed by 2016.  Budgeted investment on the 750-Level Haulage and related exploration drilling for 2013 is $669,000 and $261,000 respectively. Projected further investment on the 750-Level Haulage in the years 2014 to 2017 is $2,188,000.  No guidance as to future production arising from this project can be provided until the exploration work and subsequent feasibility study have been completed.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb/Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 222 jeremy@chfir.com

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